Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 3, 2005

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on October 31, 2005, entitled “SALE OF VODAFONE SWEDEN”.

31 October 2005

SALE OF VODAFONE SWEDEN

Vodafone today announces that it has agreed to sell its 100% interest in Vodafone Sweden to Telenor, the pan-Nordic telecommunications operator.

Vodafone Sweden is being sold for an Enterprise Value of €1,035 million (£704 million), implying an Enterprise Value to EBITDA multiple of 11x for the financial year ending 31 March 2006. Net cash proceeds to Vodafone after assumption of net debt by Telenor will be approximately €970 million (£660 million).

Commenting on the transaction, Arun Sarin, Chief Executive of Vodafone, said:

“We have a good business in Sweden, but the particular industry structure and regulatory environment means that it makes more sense for our customers, our employees and our shareholders for a pan-Nordic player like Telenor to own the company. I’m sure that Telenor will be able to serve our customers well, particularly in the corporate sector, given its presence across the Nordic region.”

Vodafone and Telenor have agreed the terms of a Partner Network Agreement in Sweden, allowing Vodafone Sweden and Vodafone customers to continue to benefit from Vodafone’s global brand, products and services in Sweden.

As a result of the transaction, Vodafone will record an impairment charge of approximately £0.5 billion in its interim results for the six months ended 30 September 2005.

The sale is expected to close by the end of calendar year 2005, subject to EU regulatory approval.

-ends-

For further information:

Vodafone Group Plc

Investor Relations	Media Relations
Telephone: +44 (0) 1635 664447	Telephone: +44 (0) 1635 664444

Notes to Editors

About Vodafone

Vodafone is the world’s leading mobile telecommunications group with operations in 27 countries across 5 continents with over 165 million proportionate customers worldwide as at 30 June 2005 as well as 14 partner networks. For further information, please visit www.vodafone.com.

About Vodafone Sweden

Vodafone Sweden is defined as Europolitan Vodafone AB, its subsidiaries and investments, including its interest in the 3GIS network infrastructure sharing joint venture with Hi3G Access AB. As at 31 March 2005, Vodafone Sweden had approximately 1.5 million customers.  For the year to 31 March 2005, Vodafone Sweden had revenues of approximately €703 million and EBITDA of approximately €141 million.

About Telenor

Telenor is the largest provider of telecommunications services in Norway, and has substantial international operations both in fixed and mobile communications. For further information, please visit www.telenor.com.

For illustrative purposes exchange rates of SEK9.53:€1 and £0.68:€1 have been used.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 3, 2005	By: /s/	S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary